Exhibit A
Ceragon Receives Follow-on Orders Totaling Over $19 Million From India

August 1, 2019

Ceragon Receives Follow-on Orders Totaling Over $19 Million From India

Ceragon helping India’s largest operators achieve nation-wide 4G coverage and network densification

Little Falls, New Jersey, August 1, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that India’s largest operators continue to rely on its IP-20 Platform and professional services to achieve nation-wide 4G coverage and network densification. Ceragon has received follow-on orders totaling over $19 million to support India’s rapidly growing data demands. Shipments for these orders will commence in Q3, with most of the related revenues expected to be recognized in the third quarter. The remainder is expected to be recognized before the end of 2019.

These Tier 1 India operators aim to deliver the highest 4G coverage and service capacity, targeting 100% population coverage. They require a wireless backhaul partner that can support extremely large-scale network rollouts and commissioning, as well as capacity ramp-up.

Ceragon’s IP-20 Platform and turnkey network rollout services simplify network expansion and densification enabling nation-wide, complete 4G service coverage at the shortest time to market, maximizing the operators’ 4G service revenue potential.

Ceragon’s compact all-outdoor wireless backhaul radios enable ultra-fast deployment. These low footprint solutions, allow the operators to save on site real-estate costs, optimizing their infrastructure investment, delivering significant CAPEX and OPEX savings, and ensuring long term scalability. As capacity demands surge, the IP-20 Platform supports quick and simple capacity ramp-ups with no service interruption via its unique multicore capabilities, allowing operators to instantly upgrade backhaul capacity to 1Gbps and beyond, with no additional hardware or any site visits.

“Over the past 5 years, Ceragon has supported India’s intensive 4G rollout. Our solutions are deployed nation-wide, enabling India’s operators to provide ultra-fast, innovative 4G service via exceptional high capacity and proven reliability. We are excited to continue supporting India’s ongoing network expansions and densification efforts”, said Ira Palti, president and CEO of Ceragon. "During the second half of 2019, we expect to receive additional orders that are part of the group of orders delayed versus our original expectations. All of the country's operators are preparing for the 5G spectrum auctions, which are planned for early next year, and we believe this may be affecting the purchasing process in addition to the other factors mentioned previously. As part of their efforts, we are working with our customers to differentiate their value offering on 5G networks by delivering outstanding customer experiences and increasing subscriber loyalty."

Ceragon Receives Follow-on Orders Totaling Over $19 Million From India

August 1, 2019

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the discussion

Media Contact:	Investor Contact:
Tanya Solomon	Ran Vered
Ceragon Networks	Ceragon Networks
Tel: +972-3-543-1163	Tel. +972-3-543-1595
tanyas@ceragon.com	investor@ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin competitive pressures, order timing, growth prospects, and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that the results of our accounting close for the 2019 second quarter will not be as anticipated;  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that we will be unable to extend our competitive strengths in India to other geographic areas because of market differences and other factors; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.